UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

445 Apple Creek Blvd, Unit 217

Markham, Ontario, Canada, L3R 9X7 905-305-1881

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               40-F ☐

Important Notice

This 6K Report is filed in accordance with the requirements of the Securities Exchange Act of 1934, as amended, for the purpose of disclosing material recent developments of the Company to the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market, so as to ensure that investors timely obtain accurate and complete information. The information contained herein is true, accurate and complete, and does not contain any false records, misleading statements or material omissions. All amounts (if applicable) are stated in U.S. dollars unless otherwise indicated.

I. Material Meetings and Related Resolutions

(A) 2025 Annual General Meeting of Shareholders

The Company held its 2025 Annual General Meeting of Shareholders (the "AGM") on October 29, 2025. The voting shares held by shareholders attending the AGM accounted for 97.79% of the total number of voting shares of the Company, which complies with the requirements of the Ontario Business Corporations Act, the Company’s Articles of Incorporation and other applicable laws and regulations, and the meeting was legally valid.

After consideration and voting at the AGM, the following two key proposals were adopted with an overwhelming majority:

1. Election of Directors for the Fourth Board of Directors: The fourth Board of Directors (the “Board”) of the Company was elected to serve until the conclusion of the 2026 Annual General Meeting of Shareholders. The fourth Board consists of nine members, namely: Mr. William T. Chai, Mr. Donald M. Kealey, Mr. Rusheng Wu, Mr. Jun Huang, Mr. Weixing Wang, Mr. Hezhi Sun, Ms. Jiena Zhang, Mr. Robert Jay Lees, and Mr. Yi Wang.

2. Reappointment of Auditor: The Company has unanimously approved the reappointment of Assentsure PAC as the auditor of the Company for the 2025-2026 fiscal year, which shall be responsible for auditing the Company’s financial statements and conducting related special audit services for such fiscal year. The term of office of the said auditor shall expire upon the conclusion of the 2026 Annual General Meeting of Shareholders, and the audit fees shall be determined through negotiation between the two parties. Meanwhile, the Company shall submit its draft financial report for the fiscal year 2025 to the general meeting of shareholders for thorough discussion.

(B) First Meeting of the Fourth Board of Directors

The Company held the first meeting of the fourth Board of Directors (the “Board Meeting”) on November 3, 2025. All newly elected directors attended the meeting, which met the convening conditions specified in the Company’s Articles of Incorporation. After consideration and voting by the attending directors, the following resolutions were adopted:

1. Election of Key Board Positions:

- Mr. William T. Chai was elected as the Chairman of the fourth Board of Directors;

- Mr. Donald M. Kealey was elected as the Vice Chairman of the fourth Board of Directors;

- Mr. Rusheng Wu was elected as the Managing Director of the fourth Board of Directors;

- Mr. Jun Huang was elected as the Executive Director of the fourth Board of Directors.

The terms of the above positions shall take effect from the conclusion of this Board Meeting and end at the conclusion of the 2026 Annual General Meeting of Shareholders.

2. Appointment of Secretary to the Board: The Company unanimously approved the election of Ms. Yongqiu Wang as the Secretary to the fourth Board of Directors, responsible for the daily affairs of the Board and information disclosure, etc. Her qualifications meet the requirements of the Company’s Articles of Incorporation and relevant regulatory requirements. The resolution shall take effect immediately upon the conclusion of the meeting and shall remain in effect until the conclusion of the 2026 Annual General Meeting of Shareholders.

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3. Establishment of Committees of the Board and Determination of Members: To standardize the Company’s governance structure and improve decision-making efficiency, the Board established the Audit Committee, the Nominating Committee, the Compensation Committee, and the Investment Committee. The members and chairpersons of each committee are as follows, with terms ending at the conclusion of the 2026 Annual General Meeting of Shareholders:

- Audit Committee: Chairman Mr. William T. Chai; members Mr. Rusheng Wu and Ms. Jiena Zhang;

- Nominating Committee: Chairman Mr. Rusheng Wu; members Mr. William T. Chai and Ms. Jiena Zhang;

- Compensation Committee: Chairman Mr. Weixing Wang; members Mr. William T. Chai and Mr. Yi Wang;

- Investment Committee: Chairman Mr. Hezhi Sun; members Mr. William T. Chai and Mr. Rusheng Wu.

4.Appointment of Senior Management Team: A new senior management team was formed and is responsible for the daily operation and management of the Company, with a term ending at the conclusion of the 2026 Annual General Meeting of Shareholders:

- Chief Executive Officer (CEO): Mr. Xiyong Hou;

- Co-Chief Executive Officer (Co-CEO): Mr. Jun Huang;

- Chief Operating Officer (COO): Mr. Robert Jay Lees;

- Chief Financial Officer (CFO): Ms. Katy Liu.

II. Strategic Transformation and Business Expansion

(A) Development Strategy Positioning

The Company has successfully completed its strategic transformation and established the core development direction of "taking the high-end anti-aging medical aesthetics business as the core and the education business as a supplement", while simultaneously integrating the AI+ innovation strategic layout. Going forward, the Company will focus on the technological R&D, business layout and global market expansion in the high-end anti-aging medical aesthetics track, deeply explore cutting-edge technological fields such as AI+ medical aesthetics and AI+ education, drive the quality and efficiency improvement of core businesses through technological innovation, and steadily advance the synergistic development of the education business and core businesses. Meanwhile, the Company plans to establish a professional financial service platform in Hong Kong, China, which will provide strong support for the overall strategic transformation, global business expansion and the implementation of technological R&D through capital empowerment and resource integration, so as to solidify the foundation for the Company's development in an all-round way.

(B) Material Cooperation Matters

To implement the strategic transformation goals and expand the global anti-aging high-end medical aesthetics market, the Company entered into two important cooperation arrangements in September 2025, as follows:

1. The Company signed a cooperation agreement with Jiangsu Yike Regenerative Medicine Technology Co., Ltd. The two parties will leverage their respective resources and technological advantages to jointly carry out R&D, marketing and service operations of anti-aging high-end medical aesthetics-related products worldwide, and jointly explore the global high-end medical aesthetics market.

2. The Company reached a cooperation consensus with Anhui Weikang Kangling Medical Technology Co., Ltd. The two parties will jointly invest in and build an “Anti-Aging High-End Medical Aesthetics and Health Center” within the Company-owned property in Toronto, Canada, to carry out anti-aging medical aesthetics services, health management and other related businesses. The above cooperation is expected to bring sustained and stable profit growth to the Company and is of great significance to the Company’s long-term development.

III. Disclaimer

The information disclosed in this 6K Report is based on the information currently available to the Company and reasonable judgments. The forward-looking statements contained herein regarding future business development, profit expectations, etc., are subject to various factors such as industry policies, market environment and progress of cooperation, and are subject to uncertainty. Investors should carefully evaluate the relevant risks and should not rely on the forward-looking statements in this Report when making investment decisions. The Company will, in accordance with the progress of subsequent events, timely fulfill its information disclosure obligations in accordance with the relevant regulations of the SEC and Nasdaq.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

	By:	/s/ Xiyong Hou
	Name:	Xiyong Hou
	Title:	Chief Executive Officer
Date: January 28, 2026

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